EXHIBIT 11.3

ORIGIN AGRITECH LIMITED

TRADING POLICY

ADOPTED BY THE BOARD OF DIRECTORS OF ORIGIN AGRITECH LIMITED

ON OCTOBER 2019

General Statement of Policy

Unless otherwise permitted by the trading policy (the “Trading Policy”) of Origin Agritech Limited (“Origin”), no Insider may buy or sell Origin securities, or “tip” others who may buy or sell Origin securities, when such person possess material, non-public information regarding Origin.1

I.INTRODUCTION

A.Who Is an Insider?

For the purposes of the Trading Policy, an insider is any director, officer or employee of Origin or any of Origin’s subsidiaries or consolidated entities or any other person or entity, including any trust, corporation, partnership or other association (a) over which an individual mentioned above exercises influence or control of its investment decisions, or (b) which affects a transaction in Origin’s securities, which securities are in fact beneficially owned2 by any of the individuals mentioned above (“Insider(s)”). In addition, family members and friends of Insiders as well as professional advisors of Origin (e.g. accountants, attorneys, investment bankers and consultants) who

[1]

An Insider is also prohibited from trading in the securities of another public company when the Insider possess material non-public information about Origin and such information relates to matters that are reasonable likely to effect the value of the securities of such other company.

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For the purpose of determining who is an Insider under this Trading Policy, the term “beneficially owned” and all derivations of such term shall have the meaning set forth in Rule 16a-1(a) under the Securities and Exchange Act of 1934, as amended, which states, in pertinent part, that the term “beneficial owner” shall mean any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the equity securities, subject to, among others, the following: (i) the term “pecuniary interest” in any class of equity securities shall mean the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the subject securities; (ii) the term “indirect pecuniary interest” in any class of equity securities shall include, but not be limited to: (A) securities held by members of a person’s immediate family sharing the same household, (B) a general partner’s proportionate interest in the portfolio securities held by a general or limited partnership, (C) a person’s interest in securities held by a trust and (D) a person’s right to acquire equity securities through the exercise or conversion of any derivative security, whether or not presently exercisable; (iii) a shareholder shall not be deemed to have a pecuniary interest in the portfolio securities held by a corporation or similar entity in which the person owns securities if the shareholder is not a controlling shareholder of the entity and does not have or share investment control over the entity’s portfolio.

receive material, non-public information about Origin may be considered “temporary insiders” of Origin. All reference to “Insiders” in the Trading Policy also refer to temporary insiders.

B.What Information is Material?

Information about Origin is “material” if it could reasonably be expected to affect the investment decision of a reasonable investor buying or selling Origin’s securities. Or, stated somewhat differently, information is “material” if its announcement could reasonably be expected to have an effect on the market price of Origin’s securities.

To determine whether news of a potential transaction would affect a reasonable person’s investment decision, the Insider must examine both the probability and the magnitude of the transaction; that is, the probability that it will occur and the magnitude of the impact it will have on Origin if it does occur. For example, if the Insider knows that Origin is about to enter into a routine service or licensing agreement, such information would probably not be material, because the magnitude of the transaction is low even though the probability of its consummation is high. By contrast, where the magnitude of the transaction is very large, the fact that Origin is pursuing it may be material even while its probability is still low. Thus, the potential for a merger or other extraordinary transaction may be material as soon as Origin decides to pursue the transaction, even though the possibility of consummating it is still remote.

Information about the following items may be material information:

●	financial results or forecasts;
●	significant acquisitions, dispositions, mergers or possible tender offers;
●	the initiation or termination of significant litigation or arbitration (including settlements);
●	the launch of major new seeds or varities, services or technologies;
●	adverse changes in liquidity, such as sharply decreased cash flow or the unavailability of needed cash or credit;
●	significant capital expenditures and financing transactions or a significant change in capital investment plans;
●	pending public or private sales of debt or equity securities;
●	the sale of material assets or the sale or repurchase of a material amount of the securities of Origin;
●	regulatory actions or issues;
●	top management or control changes;
●	a stock split or stock dividend;
●	significant labor disputes or negotiations;
●	significant writeoffs; and
●	joint venture or corporate partner relationships.

The foregoing list is illustrative and not exhaustive. Ultimately, each Insider must determine for himself or herself whether he or she possesses material non-public information prior to engaging in any trades in Origin’s securities. Of course, this is often extremely difficult to determine. One convenient rule of thumb in making this determination is to ask yourself, “Would the person on the other side of this transaction still want to complete the trade at this price if he or she knew what I know about Origin?” If the answer is “no,” chances are you possess material, non-public information. If you possess material, non-public information, you should not purchase or sell Origin securities on the open market until the information has been made public and a sufficient period of time for the dissemination and market assimilation of the information has taken place.

C.What Information is Non-public?

Information is “non-public” if it has not been disclosed in a manner that allows it to be widely disseminated, such as in a press release or in Origin’s filings with the Securities and Exchange Commission (the “SEC”). Even after an announcement is made, the information would still be considered “non-public” for one to three days after the announcement, because the public needs time to evaluate the information.

D.What is Tipping?

U.S. securities laws, and the Trading Policy, not only prohibit Insiders from trading in Origin’s securities while in possession of material non-public information but also prohibit Insiders from disclosing such information, or making a recommendation or expressing an opinion regarding Origin’s securities based on such information, to others who might use the information to trade in Origin’s securities. Such disclosure by an Insider is commonly referred to as “tipping.” Both the Insider who communicated the material non-public information (the “tipper”) and the person who receives and uses such information (the “tippee”) may be liable under U.S. securities laws.

II.	Trading Guidelines and Requirements

A.Scheduled Trade Black Outs.

During scheduled trade black outs, no Insider will be permitted to trade Origin's securities, which includes selling securities obtained upon exercise of stock options.  Scheduled trade black outs will generally be as follows:

(a)In connection with the preparation of the Annual Report (audited) on Form 20-F, for the fiscal year ended September 30, the black out period will start on December 1, and end on the second business day following the date when Origin’s year end annual earnings statement is released in a public press release or, if no press release, when the Annual Report is filed (typically January 31; and

(b)In connection with the preparation of the semi-annual report of unaudited financial data filed under a Form 6-K, for the semi-annual period ended March 30, the black out period will start on April 1, and end on the second business day following the date when Origin’s semi- annual earnings statement is released in a public press release or, if no press release, when the semi-annual financial data is filed;

B.Ad Hoc Trade Black Outs.

Origin’s management may also impose temporary black outs upon any or all Insiders when, in management's judgment, such persons possess material non-public information about Origin. Management will notify all Insiders that are subject to a temporary black out of the existence of such black out. Management will also notify Origin’s stock option plan internal manager, who will in turn notify the external manager and broker of any such ad hoc trade black out. Such managers and broker will not facilitate the sale of Origin’s securities obtained upon exercise of stock options during trade black outs.

C.Director and Officer Trading.

Origin’s directors, officers and certain employees may only trade Origin securities during trading windows.  Except as otherwise permitted by this trading policy, such persons may only trade Origin securities during a trading window. No Insider may, however, trade Origin securities at any time, if at such time the insider is (i) subject to an ad hoc trading black out, or (ii) in possession of material non-public information about Origin.

D.Contractual Lock-Up Restrictions.

Each director, officer and employee who received stock options pursuant to award agreement under the Origin Performance Equity Plan (the “Plan”) is subject to a contractual lock-up that prevents the sale of shares received upon exercise of an option during the period commencing 14 days prior to and ending one year, or such lesser period of time as the relevant underwriters may permit, after the effective date of a registration statement covering any public offering of Origin’s securities of which such director, officer and employee has notice. Origin may, however, waive the lock-up restrictions contained in an award agreement and make the waiver dependent on the director, officer or employee entering into a separate lock-up agreement with the relevant underwriters pursuant to the restrictions contained in the award agreement. If you wish to exercise a stock option and sell the securities you obtain upon such exercise during a lock-up period, you will need to obtain the prior written consent of the Plan administrator or the Plan administrator’s designee.

E.Exceptions.

The terms of this Trading Policy shall be strictly adhered to. Exceptions to this Trading Policy may be made only under certain limited circumstances, and only upon the prior approval of Origin’s Chairman of the Board, Chief Executive Officer or Chief Financial Officer, which must be in writing signed by one or more of the foregoing officers.

F.Individual Responsibility.

Every Insider has the individual responsibility to comply with this Trading Policy and the prohibition on insider trading under the securities laws of the United States. The trading windows and trading black outs set forth in this Trading Policy are intended to assist Insiders in complying with the securities laws of the United States. Notwithstanding the existence of an open trading window, however, Insiders are prohibited by this Trading Policy and the securities laws of the United States from trading in securities of Origin while in possession of material non-public information regarding Origin.

III.PRE-ESTABLISHED TRADING PLANS

Directors, officers and other employees may choose to set up trading plans, pursuant to which a broker executes trades according to a written plan that is established (i) during a trading window and (ii) when the person establishing the trading plan does not possess material non-public information about Origin. If such a trading plan is established, trades may be executed during periods when such directors, officers and employees do possess material non-public information about Origin or would otherwise not be permitted to trade Origin securities.

IV.POTENTIAL CRIMINAL AND CIVIL LIABILITY AND /OR DISCIPLINARY ACTION

The consequences of insider trading violations can be staggering. Individuals who trade on inside information (or tip information to others) may be subject to both civil and criminal liabilities and a court order prohibiting service as an officer or director of a public company.

In addition, a violation of this Trading Policy may result in disciplinary action by Origin, which may include termination of employment at Origin.